Emgold Mining Corporation (An Exploration Stage Company)
Management Discussion and Analysis
For the Three Months Ended 31 March 2018 and 2017
Stated in US Dollars
Date: 26 May 2017

Table of Contents

To Our Shareholders	2
Overview	3
Results of Operations	9
Financial Data for the Last Eight Quarters	10
Exploration and Evaluation Expenditures	11
Liquidity	11
Capital Resources	12
Share Capital	12
Financing Activities	12
Going Concern	12
Plans for 2018 and On-going	13
Off Balance Sheet Arrangements	14
Related Party Transactions and Balances	14
Critical Judgment in Applying Accounting Policies	15
Key Sources of Estimation Uncertainty	16
Recently Adopted Accounting Standards	16
Financial Instruments and Risk Management	16
Management’s Report on Internal Controls over Financial Reporting and Disclosure Controls	18
Additional Disclosure for Venture Issuers without Significant Revenue	18
Disclosure Controls and Internal Controls over Financial Reporting	18
Management of Capital	18
Investor Relations Activities	19
Approval	19
Caution on Forward-Looking Information	19

Emgold Mining Corporation
US Funds
Management Discussion and Analysis

To Our Shareholders

The following information, should be read in conjunction with the audited consolidated financial statements of Emgold Mining Corporation (“Emgold” or “the Company”) for the period ended 31 March 2018 and 2017 and the related notes attached thereto, which were prepared in accordance with International Financial Reporting Standards (“IFRS”). All amounts are expressed in U.S. dollars unless otherwise indicated.

Certain statements included herein may constitute forward-looking statements, such as estimates and statements that describe our future plans, objectives or goals, including words to the effect that we expect or management expects a stated condition or result to occur. Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. The following list of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements.

Subject to applicable law, the Company expressly disclaims any obligation to revise or update forward-looking statements in the event actual results differ from those currently anticipated. Actual results relating to exploration, mining, processing, manufacturing, and reclamation activities including results of exploration, mineral resource and reserve determination, results of operations, and results of reclamation, as well as associated capital and operating costs could differ materially from those currently anticipated. Actual results could differ materially from those anticipated in such statements by reason of factors such as changes in general economic conditions and conditions in the financial markets, changes in demand, and changes in prices for the products that may be produced. Other factors that may affect actual results include the litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which we operate, such as technological and operational difficulties encountered in connection with our activities, productivity of our resource properties, labour relations matters, labour costs, material and equipment costs and changing foreign exchange rates. Further information regarding these and other factors is included in our filings with the US Securities and Exchange Commission (which may be viewed at www.sec.gov) and Canadian provincial securities regulatory authorities (which may be viewed at www.sedar.com).

The table below sets forth the most significant forward-looking information included in this annual MD&A:

Forward-Looking Information	Key Assumptions	Most Relevant Risk Factors
Future funding for ongoing operations	The Company will be able to raise these funds	The Company has disclosed that this may be difficult and failure to raise these funds will materially impact the Company’s ability to continue as a going concern

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Emgold Mining Corporation
US Funds
Management Discussion and Analysis

Overview

Emgold is a gold exploration and mine development company with properties located in the western U.S.A. and Canada. Our vision is to “acquire high-quality gold assets in safe and stable jurisdictions of the world and advance them through exploration, feasibility, permitting, and construction with the goal of ultimately becoming a new gold producer”.

The Company has three gold and silver exploration projects located in the Rawhide Mining District, Nevada, adjacent to or near the producing Rawhide Mine. These Properties include the Buckskin Rawhide East, Buckskin Rawhide West, and Koegel Rawhide Properties. High grade vein and bulk disseminated gold exploration targets have been identified on these Properties for further exploration. The Company also has two poly-metallic exploration projects located in the Nelson District of British Columbia. Gold, silver, molybdenum and tungsten targets have been identified and drilled on the Stewart Property. Gold targets have been identified and drilled on the Rozan Property.

The Buckskin Rawhide East Property is located adjacent to the Rawhide Mine with a reported production of 1.7 million ounces of gold and 14.1 million ounces of silver from 1990 to 2014 (source: The Nevada Bureau of Mines and Geology, Special Publication, MI-2014). The property is currently leased to Rawhide Mining LLC (“RMC”), the owner and operator of the Rawhide Mine, and they plan to conduct exploration on the property with the goal of delineating mineral resources. If exploration is successful, RMC will evaluate the viability of mining and processing such resources using facilities at the adjacent Rawhide Mine. RMC has the option to acquire a 100% interest in the property by bringing it into commercial production. At that point Emgold’s interest will convert to “Gold Bonus Payments”, effectively a royalty on gold produced from the property.

Between 2003 and 2011, the Company was involved in permitting the reopening of the historic Idaho-Maryland Gold Mine located in Grass Valley, California (the “I-M Project”). The I-M Project was placed on hold on 26 October 2011 due to poor equity market conditions. On 10 September 2013, the Company’s permit applications were deemed withdrawn by the City of Grass Valley. On 01 February 2013, the Company announced that the Lease Option to Purchase Agreement (the “BET Agreement”) for certain surface and mineral rights associated with the I-M Project (the “BET properties”) had expired. Subsequent attempts to obtain financing and negotiate a new BET Agreement or to purchase the BET properties were unsuccessful. In 2016, Emgold management elected to sell the remaining real estate properties it owned in Grass Valley and focus on advancing the other assets the Company currently has in its portfolio and to look for acquisition opportunities to replace the I-M Project.

Buckskin Rawhide East Property, Nevada

The Buckskin Rawhide East Property is situated within the Walker Lane structural zone and gold belt of Western Nevada. The Walker Lane is a regional shear zone of right lateral strike slip faulting and a known gold trend that hosts large and small historic and currently operating gold-silver mines, including mines of the Comstock Lode, Tonopah Mining District and Rawhide Mining District. The geology and mineralization on the property are associated with lithologic units and structures of the Rawhide volcanic center, as well as structures from the Walker Lane and Basin and Range. Exploration results at Buckskin Rawhide East Property indicate the potential for high grade mineralized gold/silver veins and bulk mineable disseminated gold/silver zones.

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Emgold Mining Corporation
US Funds
Management Discussion and Analysis

The Buckskin Rawhide East Property, totaling 52 unpatented mineral claims, is an early stage gold/silver exploration property located adjacent to and bounded on the east and south by the Rawhide Mine, a gold/silver mine that is owned and operated by Rawhide Mining LLC. The Rawhide Mine was formerly operated by Kennecott Rawhide Mining Company, a subsidiary of Rio Tinto Mining Corporation. It is also adjacent to and bounded on the north and west by the Regent gold-silver Property (“Regent Property”), also owned Rawhide Mining LLC. The Regent Property was formerly drilled by Kennecott Rawhide Mining Company, Newmont Exploration Company, and Pilot Gold Corporation. Rawhide Mine is reported to have produced 1.7 million ounces of gold and 14.1 million ounces of silver between 1990 and 2014 (source: The Nevada Bureau of Mines and Geology, Special Publication, MI-2014). The proximity of Buckskin Rawhide East to other properties such as Rawhide Mine and Regent Property does not guarantee exploration success. However, similar geology, structures, and the presence of historic workings on the Buckskin Rawhide East Property does increase the potential for discovery.

In 2009, Emgold signed a Lease and Option to Purchase Agreement with Nevada Sunrise LLC and leased a 100% interest in 46 claims that made up the original Buckskin Rawhide East Property. Forty of these claims were 75% owned by Nevada Sunrise LLC and 25% owned (but controlled by Nevada Sunrise LLC through a carried interest) by the Castagne Estate. Six claims were owned by Nevada Sunrise LLC. Subsequently, Emgold staked six additional claims increasing the property size to 52 claims.

On 14 and 19 November 2012, the Company announced that it had signed an Agreement with Rawhide Mining LLC (“RMC”) pursuant to which the Company would issue to RMC, on a private placement basis, shares and warrants in an amount of CAD$1.0 million, part of which would be used to fund the acquisition of 46 claims outlined above owned from Nevada Sunrise LLC and the Castagne Estate. Also, pursuant to the Agreement, upon completion of the title transfer of the 100% of the Buckskin Rawhide East Property to Emgold, the Company would subsequently lease the property to RMC. After completing a Quiet Title process, Emgold acquired 100% interest in the Buckskin Rawhide East Property on 28 July 2014 and leased the property to RMC on 21 August, 2014, with the effective date of the lease being 01 June 2013 under the following terms (the “Lease Agreement”):

1.
The Lease Term is 20 years (start date of 01 June 2013).

2.
Advance royalty payments will be $10,000 per year, paid by RMC to Emgold, with the first payment due at signing and subsequent payments due on the anniversary of the Lease Agreement.

3.
During the Lease Term, RMC will make all underlying claim fees to keep the claims in good standing.

4.
RMC will conduct a minimum of US$250,000 in exploration activities by the end of Year 1.

5.
RMC will conduct an additional minimum of US$250,000 in exploration activities by the end of Year 3, for a total of US$500,000 in exploration activities by the end of Year 3.

6.
RMC will have the option of earning a 100% interest in the property by bringing it into commercial production.

7.
Upon bringing the property into commercial production, RMC will make "Bonus Payments" to Emgold. Bonus Payments will be US$15 per ounce of gold when the price of gold ranges between US$1,200 per ounce and US$1,799 per ounce. If the price of gold exceeds US$1,800 per ounce, the Bonus Payment will increase to US$20 per ounce

8.
After meeting its exploration requirements, should RMC subsequently elect to drop the property or decide not to advance it, the property will be returned to Emgold. Should Emgold subsequently advance the property into production, RMC shall then be entitled to the same type of Bonus Payments as contemplated in 7 above.

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Emgold Mining Corporation
US Funds
Management Discussion and Analysis

Historic RC drilling on the property in the 1980’s and 1990’s totalled 113 holes and 53,370 feet. RMC conducted exploration on Buckskin Rawhide East in 2013 (22 holes totalling 7,100 feet).

Under the terms of the lease agreement, RMC was required complete $500,000 in exploration related expenditures on the property by 31 May 2016. As of that date, $325,000 in exploration related expenditures had been completed by RMC. On 01 June 2016, Emgold announced that Emgold and RMC had mutually agreed to amend the original lease agreement and that RMC would pay Emgold the remaining $175,000 in exploration related expenditures as cash payments to Emgold, in seven quarterly payments of $25,000, starting on 01 June 2016. Payments of $25,000 each were completed for 01 June 2016, 01 September 2016, 01 December 2016, and 01 March 2017 respectively. In additional, Emgold received the $10,000 annual advance royalty payment for the Buckskin Rawhide Property from RMC, due 01 June 2016.

Buckskin Rawhide West Property, Nevada

The Buckskin Rawhide West Property, totaling 21 mineral claims, is an early stage gold/silver exploration property located two miles west of the Rawhide Mine, a gold/silver mine that is owned and operated by Rawhide Mining LLC. The Buckskin Rawhide East Property, totaling 52 mineral claims, is an early stage gold/silver property, also controlled by Emgold, located several thousand feet east but not adjacent to Buckskin Rawhide West.

Exploration results at Buckskin Rawhide West Property indicate the potential for high grade mineralized gold/silver veins and bulk mineable disseminated gold/silver zones. The development alternatives included advancing the Buckskin Rawhide West Property as a standalone gold/silver exploration project or working with Rawhide Mining LLC to explore and develop the property.

Emgold had a lease and option to purchase agreement with Jeremy Wire, an individual, for 21 unpatented mining claims at Buckskin Rawhide West. The terms of this agreement were disclosed in an Emgold news release dated

06 February 2013.

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Emgold Mining Corporation
US Funds
Management Discussion and Analysis

Emgold has agreed to lease the property from Jeremy Wire subject to the following payments:

Year	Advance Royalty Payment
2012	10,000 (paid)$	(1)
2013	10,000 (paid)$	(2)
2014	10,000 (paid)$	(2)
2015	20,000 (paid)$	(3)
2016	30,000 (paid)$	(3)
2017	30,000 (paid)$	(3)
2018	30,000 (paid)$	(3)
Note: (1) An initial lease payment paid 50% in cash and 50% in Emgold common shares. (2) Lease payments may be paid in cash or Emgold common shares, at the discretion of Emgold. (3) Lease payments may be paid in cash or Emgold common shares, at the discretion of the Lessor. Shares will be issued at "market value" which means the volume weighted closing price of the shares on the TSX Venture Exchange or the most senior stock exchange or quotation system on which the shares are then listed or quoted for fifteen (15) trading days ending on the date that is five (5) business days before the applicable payment is due, subject to a minimum price of USD$0.08 per share.

During the lease period, Emgold could conduct exploration and, if warranted, complete a NI 43-101 Technical Report on the property. On making the above payments, Emgold could acquire 100% ownership of the property. In the event that commercial production occurs, Mr. Wire will be entitled to a two percent Net Smelter Royalty on production from the property. Emgold will retain the right to purchase this royalty for $1 million, less any advance royalty payments already made.

Jeremy owner agreed to take a share payment for his 2018 advance royalty payment, which was made in Q1 2018. Emgold now owns 100% of the property and is in the process of transferring the claims into Emgold(US) Corporation’s name. No exploration work was conducted on the property in the period.

Koegel Rawhide Property, Nevada

The Koegel Rawhide Property is an early stage gold/silver exploration property located about four miles south of the Rawhide Mine, a gold/silver mine that is owned and operated by Rawhide Mining LLC. Geologic mapping by Charles P. Watson, a consulting geologist, in the years 1991-1992, indicates the property is covered mostly by Tertiary (Pliocene) age intermediate volcanic rocks including andesitic tuff breccias, sills and dikes. The volcanic units have been folded into minor anticlines and faulted. Faults of several orientations occur on the property with north, northwest and northeast trends. Hydrothermal alteration (clay and silica) is present and is associated with structures and mineralization.

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Emgold Mining Corporation
US Funds
Management Discussion and Analysis

Emgold had a lease and option to purchase agreement with Jeremy Wire, an individual, for 19 unpatented mining claims at Koegel Rawhide. The terms of this agreement were disclosed in an Emgold news release dated

13 February 2013. Emgold had agreed to lease the property from Jeremy Wire subject to the following payments:

Year	Advance Royalty Payment
2012	10,000 (paid) $	(1)
2013	10,000 (paid) $	(2)
2014	10,000 (paid) $	(2)
2015	20,000 (paid) $	(3)
2016	30,000 (paid) $	(3)
2017	30,000 (paid) $	(3)
2018	30,000 (paid) $	(3)

Note: (1) An initial lease payment paid 50% in cash and 50% in Emgold common shares. (2) Lease payments may be paid in cash or Emgold common shares, at the discretion of Emgold. (3) Lease payments may be paid in cash or Emgold common shares, at the discretion of the Lessor. Shares will be issued at "market value" which means the volume weighted closing price of the shares on the TSX Venture Exchange or the most senior stock exchange or quotation system on which the shares are then listed or quoted for fifteen (15) trading days ending on the date that is five (5) business days before the applicable payment.

During the lease period, Emgold could conduct exploration and, if warranted, complete a NI 43-101 Technical Report on the property. On making the above payments could acquire 100% ownership of the property. In the event that commercial production occurs, Mr. Wire will be entitled to a two percent Net Smelter Royalty on production from the property. Emgold will retain the right to purchase this royalty for $1 million, less any advance royalty payments already made.

On 15 February 2013, the Company announced that it had staked an additional 17 unpatented mining claims totaling 340 acres. This increased the size of the Koegel Rawhide Property to 36 unpatented mining claims totaling 720 acres.

Jeremy Wire agreed to take a share payment for his 2018 advance royalty payment, which has been made in Q1 2018. Emgold now owns 100% of the property and is in the process of transferring the claims into Emgold(US) Corporation’s name. No exploration work was conducted on the property in the period.

Stewart Property, British Columbia

In 2001, the Company entered into an option agreement to acquire the rights to the Stewart mineral claims, a polymetallic prospect located close to Nelson in south-eastern British Columbia. The Company has earned a 100% interest in the property, subject to an underlying royalty interest.

The Stewart Property is an early stage exploration property. It is located in a region of historic mining activity, and is part of a large geological trend of tungsten, molybdenum and gold mineralization. The Stewart Property contains a number of gold, molybdenum, tungsten and silver-lead-zinc prospects. The property has been assessed by various operators since 1967, each exploring a different type of mineral deposit. Much data is available from those programs as well as work done by Emgold. Five main exploration targets have been identified to date – the Stewart Moly Zone, the Craigtown Creek Gold Zone, the Stewart Creek Gold Zone, the Arrow Tungsten Zone, and the Free Silver Zone.

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Emgold Mining Corporation
US Funds
Management Discussion and Analysis

The Stewart Property is located west and adjacent to the Yankee Dundee Property, which contains a number of historic gold mines including the Yankee Girl Mine. The Yankee Girl Mine operated between 1907 and 1951 producing 371,000 tonnes of ore at an average recovered grade of 10.40 grams per tonne gold and 59.50 ounces per tonne silver (source: B.C Ministry of Energy, Mines, and Natural Gas data available at www.minfile.gov.bc.ca). However, proximity of Stewart to other properties such as Yankee Dundee does not guarantee exploration success. However, similar geology, structures, and the presence of historic workings on the property does increase the potential for discovery.

A total of 31 diamond drill holes were completed by Shell, Cominco, Selco, and Cameco on the property between 1980 and 2000, totaling 4,495.1 meters. To date, Emgold has drilled 72 diamond drill holes totaling 9,242.1 meters with a number of significant intercepts.

No exploration work was conducted on the property in the period. The property is held without additional work requirements until January 2023.

Rozan Property, British Columbia

In 2000, the Company entered into an option agreement to acquire the rights to the Rozan Property, a prospect located south of the community of Nelson in the Red Mountain area of south eastern British Columbia. The Company holds a 100% interest in the property, subject to an underlying royalty interest.

The Rozan Property is an early stage polymetallic exploration property in the same geological trend as the Stewart Property. Exploration by Emgold has included geological mapping, geochemical sampling and geophysical surveys along with small drilling programs, all of which had encouraging results. The Rozan Property has the potential for high-grade gold veins, bulk mineable disseminated gold zones, and possibly other metals.

The property is located west and adjacent to the Kena Property. The Kena Property hosts a measured and indicated mineral resource of 25.3 million tonnes at 0.60 gram per tonne gold (489,000 ounces) and an inferred resource of 90.4 million tons at 0.48 gram per tonne gold (1,399,000 ounces of gold) (source: Altair Gold Press Release dated April 11, 2013). However, proximity of Rozan to other properties such as Kena does not guarantee exploration success. However, similar geology, structures, and the presence of historic workings on the property does increase the potential for discovery.

To date, Emgold has completed 18 diamond drill holes on the property totaling 1,906.8 meters, with a number of significant intercepts.

No exploration work was conducted on the property in the period. The property is held without additional work requirements until March 2023.

Idaho-Maryland Project, California

The Company holds one real estate asset in California that was part of its former Idaho-Maryland Project and has this property listed for sale for $179,000.

Corporate

The Company continues to focus on raising capital to advance its projects and support corporate overhead.

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Emgold Mining Corporation
US Funds
Management Discussion and Analysis

Results of Operations

The period ended 31 March 2018 had a loss of $64,794, compared to the period ended 31 March 2017, which had a gain of $526,124. The main fluctuations in costs are as follows:

Gain on write-off of debt (rounded to the nearest ‘000)	3 months 2018	3 months 2017
	$-	(587,000)
Variance increase (decrease)	587,000

In the first quarter of the prior year the Company and the CEO reached an agreement to write-off $587,000 of accrued salary. This is anticipated as a one-time gain.

Office and administration (rounded to the nearest ‘000)	3 months 2018	3 months 2017
	$11,000	3,000
Variance increase (decrease)	8,000

Office and administration increase includes certain one-time costs that are reasonable.

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Emgold Mining Corporation
US Funds
Management Discussion and Analysis

 Financial Data for the Last Eight Quarters

The following table sets out selected unaudited quarterly financial information of the Company and is derived from the unaudited condensed interim consolidated financial statements prepared by management. The Company’s interim financial statements are prepared in accordance with International Financial Reporting Standards and are expressed in US dollars.

Three Months Ended	Mar-18	Dec-17	Sep-17	Jun-17	Mar-17	Dec-16	Sep-16	Jun-16
	$	$	$	$	$	$	$	$
Total Revenues	-	-	-	-	-	-	-	-
Gain (Loss) income from continuing operations	(64,794)	(80,793)	(74,447)	(56,546)	526,124	(92,343)	(72,824)	(18,127)
Gain (Loss) income for the period	(64,794)	(80,793)	(74,447)	(56,546)	526,124	(92,343)	(72,824)	(18,127)
Gain (loss) per share (Basic and diluted)	(0.01)	0.04	(0.00)	(0.00)	0.07	(0.00)	(0.00)	(0.00)
Total assets	901,534	850,627	811,303	831,222	861,720	844,180	899,266	990,489
Working capital	(530,664)	(468,846)	(318,877)	(252,462)	(230,667)	(781,717)	(714,748)	(667,155)

The gain during the period ended 31 March 2017 resulted from the recovery of CEO’s salary accruals.

The expenses incurred in the period ended 31 December 2016, 30 September 2016, 31 March 2016, 30 September 2015, and 30 June 2015 are consistent and reflect the Company’s focus on minimizing cash outflow. The decreased loss reported for the three month period ended 30 June 2016 results from the royalty payments received and the gain on settlement of certain payable amounts to the CFO.

The increase in the loss during the three month period ended 31 December 2015 is primarily a result of the impairment of mineral properties in the amount of $258,000.

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Emgold Mining Corporation
US Funds
Management Discussion and Analysis

Exploration and Evaluation Expenditures
Property Acquisition Costs	Buckskin Rawhide East	Buckskin Rawhide West	Koegel Property	BC Properties	Total
Balance at 01 January 2017	434,052	80,029	80,030	2	594,113
Acquisitions	-	30,000	30,000	-	60,000
Royalty payments received	(110,000)	-	-	-	(110,000)
Balance at 31 December 2017	324,052	110,029	110,030	2	544,113
Balance at 01 January 2018	324,052	110,029	110,030	2	544,113
Acquisitions	-	30,000	30,000	-	60,000
Royalty payments received	(10,000)	-	-	-	(10,000)
Balance at 31 March 2018	314,052	140,029	140,030	2	594,113

The Company’s current primary focus is to raise funds to advance its properties in Nevada that are adjacent to or near the operating Rawhide Mine. The Company has consolidated its ownership in the Buckskin Rawhide East Property and subsequently leased the property to Rawhide Mining LLC, who operates the Denton Rawhide Mine. Emgold subsequently plans to conduct additional exploration on its Buckskin Rawhide West and Koegel Rawhide Properties, subject to securing funds to move forward with this exploration.

The Company has no current exploration plans of its Stewart and Rozan Properties in British Columbia, and impairments have been recorded bringing the carrying value of both Stewart and Rozan properties to $1.

The Company is also evaluating acquisition opportunities of other assets in the western U.S. and Canada should funding be available. The Company’s current secondary focus continues to be raising funds to make acquisition of exploration properties and evaluate opportunities for acquisition.

Liquidity

Historically, the Company’s main source of funding is and has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common shares and warrants pursuant to private placement financings and the exercise of warrants and options.

The current market conditions, the challenging and inhospitable funding environment, and the low price of the Company’s common shares make it difficult to raise funds through private placements of shares. In addition, the Company endeavors to minimize dilution to existing shareholders. There is no assurance that the Company will be successful with any financing ventures. Please refer to the “Risk Management” section of this document.

As at 31 March 2018, the Company had a working capital deficiency of $530,664, compared with a working capital deficiency of $468,846 as at 31 December 2017.

Cash used in operating activities during the three month period ended 31 March 2018 totaled $(8,756) (31 March 2017– $(41,753)).

Cash raised from investing activities during the three month period ended 31 March 2018 totaled $2,707 (31 March 2016 – $25,000).

The Company had no financing activities during the period under review.

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Emgold Mining Corporation
US Funds
Management Discussion and Analysis

Capital Resources

The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations. Currently, the Company does not have sufficient working capital to carry on planned operations, and will have to continue to raise equity capital for future operations. If it is unable to continue to raise sufficient equity capital for continued permitting and corporate overhead, it would have to cease operations.

Share Capital

Common shares, issued and fully paid

As at 31 March 2018, the Company had issued 8,399,778 (31 December 2017 – 7,971,206) common shares. During the period, the Company issued 428,572 common shares as advance royalty payment for its mineral property options.

Financing Activities

Further financing will continue to be required to advance exploration of Emgold’s properties, for potential acquisitions, and for general and administrative costs, in order to complete the permitting process.

Going Concern

The audited financial statements have been prepared on the basis of the accounting principles applicable to a going concern, which assumes the Company’s ability to continue in operation for the foreseeable future and to realize its assets and discharge its liabilities in the normal course of operations.

There are several adverse conditions that cast substantial doubt upon the soundness of this assumption. The Company has negative working capital, has incurred operating losses since inception, has no source of revenue, is unable to self-finance operations and has significant on-going cash requirements to meet its overhead and maintain its mineral interests. Further, the business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of exploration and evaluation assets is dependent upon several factors. These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of mineral properties.

For the Company to continue to operate as a going concern it must obtain additional financing; there can be no assurance that this will continue in the future.

If the going concern assumption were not appropriate for these audited consolidated financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the statement of financial position classifications used and such adjustments could be material.

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Emgold Mining Corporation
US Funds
Management Discussion and Analysis

Plans for 2018 and On-going

On 04 January 2018, the Company announced by press release that it has entered into an amended non-binding letter of intent dated 27 December 2017 to enter into a definitive option agreement with Nevada Sunrise Gold Corporation giving Emgold the right to acquire a 51% interest in the Golden Arrow gold-silver property in Nevada. Conditional approval from the TSX Venture Exchange for this acquisition was announced via press release on 23 January 2018. Emgold intends to complete an equity financing in conjunction with the execution of a definitive option agreement for the Golden Arrow Property. The net proceeds of the Offering would be used to fund the initial acquisition cost of the Golden Arrow Property, to conduct exploration on Golden Arrow and Emgold's other properties, and for general working capital purposes.

The Company plans to raise funds to continue advancing its properties, depending on market conditions and other factors. The Company is also searching for opportunities to acquire other assets that may be available in the current poor mining markets, should financing be available to acquire and advance those.

The Company believes the Buckskin Rawhide East Property is a highly prospective gold-silver exploration property with potential for discovery of high grade and bulk disseminated mineralization. RMC commenced exploration activities on the Buckskin Rawhide East Property in 2013 with the goal of identifying resources that could ultimately be developed and processed at the adjacent Rawhide Mine.

The Company has completed the final acquisition of a 100% interest in its Buckskin Rawhide West Property through the issuance of 214,286 common shares on 15 March 2018. Emgold plans to conduct exploration activities (chip sampling, soil sampling, and geologic mapping) on the Buckskin Rawhide West Property that are not part of the RMC agreement, subject to financing.

The Company has completed the final acquisition of a one hundred percent interest in its Koegel Rawhide Property through the issuance of 214,286 common shares on 15 March 2018. Emgold believes its Koegel Rawhide Property is a highly prospective gold-silver exploration property with potential for high grade and bulk disseminated mineralization. A high grade zone has been identified for core drilling and additional prospects on the property will continue to be investigated, subject to financing.

The Company believes the Stewart and Rozan Properties are highly prospective poly-metallic exploration properties with potential for discovery of molybdenum, tungsten, gold, silver, and other types of mineralization. A number of targets have been identified for continuing exploration, subject to financing. The Company is also seeking partners to option these Properties to advance them to the resource stage.

As subsequent events, on 22 May 2018, Emgold announced it has executed a letter of intent (the "Troilus North LOI") to enter into a definitive option, earn-in, and joint venture agreement with Chimata Gold Corporation ("Chimata"; TSX-V: CAT) giving Emgold the right to acquire up to a 100% interest in the Trolius North Property located in Quebec (the "Troilus North Property"). The Troilus North Property is an early stage exploration property located adjacent to the former Troilus Mine, recently acquired by Troilus Gold Corporation (“Troilus Gold”; TSX-V TLG).

Emgold also announced that, subject to TSX Venture Exchange (the “Exchange”) approval, Emgold proposes to carry out a non-brokered non-flow-through hard cash private placement of up to 13,636,364 units (the " Units") of the Company at CDN$0.11 per Unit to raise up to CDN$1.5 million. Each Unit will consist of one common share (each a “Share”) of the Company and one non-transferable share purchase warrant (each a "Warrant"). Each Warrant will entitle the holder to purchase, for a period of 24 months from the date of issuance, one additional Share at a price of CDN$0.17 (the “Non-Flow-Through Financing”).

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Emgold Mining Corporation
US Funds
Management Discussion and Analysis

Emgold also announced on that, subject to Exchange approval, Emgold proposes to carry out a non-brokered flow-through private placement of up to 6,666,667 units ("FT Units") of the Company at CDN$0.15 per Unit to raise up to CDN$1.0 million. Each Unit will consist of one common share issued as flow-through share (a “FT Share”) of the Company and one half non-transferable share purchase warrant (a "FT Warrant"). Each full FT Warrant will entitle the holder to purchase, for a period of 24 months from the date of issuance, one additional Share at a price of CDN$0.25 (the “Flow-Through Financing”).

Emgold and Nevada Sunrise have extended the term of the Amended Letter of Intent to July 31st, 2018. Emgold has retained two firms to assist and advise management in completing the restructuring process for the Company, complete the Golden Arrow acquisition, complete the transaction outlined in this press release, and to provide advisory services to the Company as required over the next 12-24 months. Emgold intends to continue to look for additional quality properties in mining-friendly jurisdictions including Nevada, British Columbia, and Quebec.

Off Balance Sheet Arrangements

The Company has no off balance sheet arrangements.

Related Party Transactions and Balances

The Company’s related parties consist of directors, executive officers and companies owned by directors and / or executive officers as follows:

Related parties	Nature of transactions
David Watkinson, CEO	Management fees & share-based awards
A company owned or controlled by Grant T. Smith, CFO	Professional fees
Allen Leschert, Director	Share-based awards
Andrew MacRitchie, Director	Share-based awards
William Witte, Director	Share-based awards

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Emgold Mining Corporation
US Funds
Management Discussion and Analysis

Related party transactions and balances not disclosed elsewhere in the consolidated financial statements are as follows:

Related Party Disclosure
Name and Principal Position	Period (i)	Remuneration or fees(ii)
CEO and President - management fees	20182017	$23,12526,125 $
Clearline CPA Corp., A company of which the CFO is a director – management fees	20182017	$7,1156,803 $
Clearline CPA Corp., A company of which the CFO is a director – accounting	20182017	$2,5991,439 $
(i)
For the three month periods ended 31 March 2018 and 2017.
(ii)
Amounts disclosed were paid or accrued to the related party.

The following table reports amounts included in due to related parties.

	March 31, 2018	December 31, 2017
Clearline CPA Corp.	$20,698	31,414
David Watkinson, the CEO	270,427	222,786
Andrew MacRitchie, Director	4,704	4,704
William Witte, Director	4,704	4,704
Total	$300,533	263,608

As at 31 March 2018, Andrew MacRitchie and William Witte loaned the Company CAD$5,000 each. The loans bear interest at 1% per month and are repayable on demand. Remaining related party balances are measured at their exchange amount, which is the amount of consideration established and agreed to by the related parties. Amounts due to related parties are unsecured, non-interest bearing and have no fixed term of repayment.

Critical Judgment in Applying Accounting Policies

In the application of the Company’s accounting policies, which are described in Note 3 of the annual audited consolidated financial statements for the year ended 31 December 2017, management is required to make judgments, estimates and assumptions about the carrying amount and classification of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revisions affect only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

The following are the critical judgments and areas involving estimates, that management have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amount recognized in the consolidated financial statements.

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Emgold Mining Corporation
US Funds
Management Discussion and Analysis

Going concern assumption

The audited financial statements have been prepared on the basis of the accounting principles applicable to a going concern, which assumes the Company’s ability to continue in operation for the foreseeable future and to realize its assets and discharge its liabilities in the normal course of operations. There are several adverse conditions that cast substantial doubt upon the soundness of this assumption. Refer to Note 1 of the audited consolidated financial statements for more details.

Determination of functional currency

In accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, management determined that the functional currency of the Company and its wholly owned subsidiaries is the US dollar.

Assets held for sale

The Company owns land which was part of the Idaho-Maryland Project in Grass Valley, CA. The Company was forced to abandon this Project in February 2013 and has subsequently been selling off this land as real estate. Remaining property in Grass Valley is valued as assets held for sale of $154,452. The Company assessed that no impairment was necessary on the land that they own is listed for sale at the price higher than the value presented on the Financial Statements.

Exploration and evaluation assets

The Company makes certain judgements and assumptions regarding indicators of impairment and the recoverability of the carrying values of exploration and evaluation assets. These assumptions are changed when conditions exist that indicate the carrying value may be impaired, at which time an impairment loss is recorded.

Key Sources of Estimation Uncertainty

Income taxes

Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were originally recorded, such differences will affect the tax provisions in the period in which such determination is made.

Recently Adopted Accounting Standards

There are no new accounting standards adopted during the current year that have a material impact on the consolidated financial statements.

Financial Instruments and Risk Management

a)
Fair values of financial assets and liabilities

The Company’s financial instruments include cash and cash equivalents, amounts receivable, reclamation bonds, assets held for sale, due to related parties, and accounts payable and accrued liabilities. At 31 March 2018 and 31 December 2017, the carrying value of cash and cash equivalents is fair value. Amounts receivable, due to related parties deposits and accounts payable and accrued liabilities approximate their fair value due to their short-term nature.

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Emgold Mining Corporation
US Funds
Management Discussion and Analysis

b)
Market risk

Market risk is the risk that changes in market prices will affect the Company’s earnings or the value of its financial instruments. Market risk is comprised of commodity price risk and interest rate risk. The objective of market risk management is to manage and control exposures within acceptable limits, while maximizing returns. The Company is not exposed to significant market risk.

c)
Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its bank accounts. The Company’s bank accounts are held with major banks in Canada, accordingly the Company believes it is not exposed to significant credit risk.

d)
Interest rate risk

Interest rate risk is the risk of losses that arise as a result of changes in contracted interest rates. The Company is nominally exposed to interest rate risk.

e)
Currency risk

Currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. To manage this risk the Company maintains only the minimum amount of foreign cash required to fund its on-going exploration expenditures. The Company is not exposed to significant foreign currency risk. At 31 March 2018 the Company held currency totalling the following:

Rounded (‘000’s)	March 31, 2018	December 31, 2017
Canadian dollars	$1,000	6,000
United States dollars	$12,000	13,000

f)
Liquidity risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. As the Company has no significant source of cash flows this is a significant risk.

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Emgold Mining Corporation
US Funds
Management Discussion and Analysis

Management’s Report on Internal Controls over Financial Reporting and Disclosure Controls

The Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the Company’s disclosure controls and procedures and assessed the design and the operating effectiveness of the Company’s internal control over financial reporting as of 31 March 2018. Based on that assessment, management concluded that, as at 31 March 2018, the Company’s internal control over financial reporting has effectively provided reasonable assurance regarding the reliability of financial reporting and the preparation of audited consolidated financial statements for external reporting purposes. There was no change in the Company’s internal controls over financial reporting that occurred in the period ended 31 March 2018 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Additional Disclosure for Venture Issuers without Significant Revenue

Consistent with other companies in the mineral exploration industry, Emgold has no source of operating revenue. The Company’s 31 December 2017 Audited Consolidated Financial Statements provide a breakdown of the general and administrative expenses for the year under review and an analysis of the capitalized and expensed exploration and development costs incurred on its mineral properties.

Disclosure Controls and Internal Controls over Financial Reporting

Management is responsible for designing, establishing, and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed, and reported in an accurate and timely manner in accordance with International Financial Reporting Standards. Management is also responsible for designing, establishing, and maintaining a system of disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material items requiring disclosure by the Company are identified and reported in a timely manner. There has been no significant change in disclosure controls or in internal controls over financial reporting during the period ended 31 March 2018 that has materially affected, or is reasonably likely to affect, the Company’s disclosure controls or its internal controls over financial reporting.

Management of Capital

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition and exploration of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business. The Company defines capital that it manages as share capital.

Management reviews its capital management approach on an on-going basis and believes that this approach is reasonable and appropriate relative to the size of the Company.

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Emgold Mining Corporation
US Funds
Management Discussion and Analysis

The Company is in the business of mineral exploration and has no source of operating revenue. Operations are financed through the issuance of capital stock or liability instruments, or through the sale of property, plant, and equipment. Capital raised is held in cash in an interest bearing bank account until such time as it is required to pay operating expenses or resource property costs. The Company is not subject to any externally imposed capital restrictions. Its objectives in managing its capital are to safeguard its cash and its ability to continue as a going concern, and to utilize as much of its available capital as possible for exploration activities. The Company’s objectives have not changed during the period ended 31 March 2018.

Investor Relations Activities

With respect to investor and public relations, the Company provides information from its corporate offices to investors and brokers through its website and SEDAR without the use of an investor relations firm.

Approval

The Board of Directors of Emgold Mining Corporation has approved the disclosure contained in this annual MD&A. A copy of this annual MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution on Forward-Looking Information

This annual MD&A contains "forward-looking statements". These forward-looking statements are made as of the date of this annual MD&A and the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Forward-looking statements may include, but are not limited to, statements with respect to the ongoing viability of the Company, the Company’s ability to raise capital , future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of financing activities, exploration activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other commodities; the state of capital markets; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of exploration and development activities.

Respectfully submitted

On behalf of the Board of Directors,

“David Watkinson”

David Watkinson

President & CEO

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